Exhibit 99.41

Unaudited Condensed Consolidated Interim Financial Statements of

ISOENERGY LTD.

For the three months ended March 31 2024 and 2023

ISOENERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at

	Note	March 31, 2024	December 31, 2023 Restated	January 1, 2023 Restated
ASSETS
Current
Cash		$58,828,863	$37,033,250	$19,912,788
Accounts receivable		678,151	814,022	46,061
Prepaid expenses		606,140	378,247	167,279
Marketable securities	7	21,819,676	17,035,690	5,774,617
		81,932,830	55,261,209	25,900,745
Non-Current
Property and equipment	8	14,944,848	14,638,628	48,927
Exploration and evaluation assets	9	283,001,641	274,756,338	71,165,630
Environmental bonds	10	2,587,051	2,542,047	-
TOTAL ASSETS		$382,466,370	$347,198,222	$97,115,302

LIABILITIES
Current
Accounts payable and accrued liabilities		$4,873,818	$2,735,351	$552,957
Convertible debentures	11	39,375,698	37,448,241	27,405,961
Contingent liability	6	1,050,000	771,848	-
Lease liabilities - current	12	112,445	109,680	-
Flow-through share premium liability	13	3,276,385	-	2,068,785
		48,688,346	41,065,120	30,027,703

Non-Current
Lease liability - long term	12	373,716	402,886	-
Asset retirement obligation	10	1,942,074	1,895,472	-
Deferred income tax liability	14	830,901	814,187	866,909
TOTAL LIABILITIES		$51,835,037	$44,177,665	$30,894,612

EQUITY
Share capital	15	$360,988,178	$334,963,627	$90,640,338
Share option and warrant reserve	15	28,375,791	29,188,821	15,405,672
Accumulated deficit		(65,140,133)	(60,410,155)	(41,721,615)
Other comprehensive income/(loss)		6,407,497	(721,736)	1,896,295
TOTAL EQUITY		$330,631,333	$303,020,557	$66,220,690

TOTAL LIABILITIES AND EQUITY		$382,466,370	$347,198,222	$97,115,302

Nature of operations (Note 2)

Material accounting policies - Adoption of amendments to IAS 1 (Note 5)

Commitments (Notes 11, 13)

Subsequent events (Note 20)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

These consolidated financial statements were authorized for issue by the Board of Directors on May 8, 2024

“Philip Williams”	“Peter Netupsky”
Philip Williams, CEO, Director	Peter Netupsky, Director

ISOENERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in Canadian Dollars)

For the three months ended March 31

	Note	2024	2023
General and administrative costs
Share-based compensation	15,16	$1,176,529	$1,153,807
Administrative salaries, contractor and director fees	16	1,081,967	300,986
Investor relations		206,639	124,054
Office and administrative		244,841	35,039
Professional and consultant fees		695,928	111,873
Travel		146,064	51,957
Public company costs		166,166	118,164
Total general and administrative costs		(3,718,134)	(1,895,880)
Interest income		486,517	159,536
Interest expense		(19,890)	-
Interest on convertible debentures	11	(306,807)	(307,717)
Fair value loss on convertible debentures	11	(1,899,084)	(3,631,213)
Foreign exchange gain/(loss)		51,113	(910)
Other income		19,380	-
Loss from operations		(5,386,905)	(5,676,184)
Deferred income tax recovery	14	656,927	776,473
Loss		$(4,729,978)	$(4,899,711)

Other comprehensive gain/(loss)
Change in fair value of convertible debentures attributable to the change in credit risk	11	(28,373)	(72,550)
Change in fair value of marketable securities	7	4,783,986	(389,201)
Currency translation adjustment		3,103,306	-
Deferred tax (expense)/recovery	14	(729,686)	52,542
Total comprehensive gain/(loss) for the period		$2,399,255	$(5,308,920)

Loss per common share
Basic and diluted		$(0.03)	$(0.04)
Weighted average number of common shares outstanding
Basic and diluted		173,759,242	110,484,053

The accompanying notes are an integral part of the condensed consolidated interim financial statements

ISOENERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Share option and warrant reserve	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total
Balance as at January 1, 2023		110,392,130	$90,640,338	$15,405,672	$(41,721,615)	$1,896,295	$66,220,690
Shares issued on the exercise of stock options	15	160,000	320,652	(133,952)	-	-	186,700
Share-based payments	15	-	-	1,361,525	-	-	1,361,525
Loss for the period		-	-	-	(4,899,711)	-	(4,899,711)
Other comprehensive loss for the period	7,11	-	-	-	-	(409,209)	(409,209)
Balance as at March 31, 2023		110,552,130	$90,960,990	$16,633,245	$(46,621,326)	$1,487,086	$62,459,995

Balance as at January 1, 2024		172,902,978	$334,963,627	$29,188,821	$(60,410,155)	$(721,736)	$303,020,557
Shares issued in private placements	15	3,680,000	23,000,000	-	-	-	23,000,000
Share issue cost, net of tax	15	-	(1,242,784)	-	-	-	(1,242,784)
Premium on flow-through shares		-	(3,680,000)	-	-	-	(3,680,000)
Shares issued on the exercise of stock options	15	740,029	3,500,454	(1,464,143)	-	-	2,036,311
Shares issued on the exercise of warrants	15	1,099,232	4,446,881	(819,407)	-	-	3,627,474
Share-based payments	15	-	-	1,470,520	-	-	1,470,520
Loss for the period		-	-	-	(4,729,978)	-	(4,729,978)
Other comprehensive income for the period	7,11	-	-	-	-	7,129,233	7,129,233
Balance as at March 31, 2024		178,422,239	$360,988,178	$28,375,791	$(65,140,133)	$6,407,497	$330,631,333

The accompanying notes are an integral part of the condensed consolidated interim financial statements

ISOENERGY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

For the three months ended March 31

	Note	2024	2023
Cash flows used in operating activities
Loss for the period		$(4,729,978)	$(4,899,711)
Items not involving cash:
Share-based compensation	15	1,176,529	1,153,807
Deferred income tax recovery	14	(656,927)	(776,473)
Interest on convertible debentures	11	306,807	307,717
Fair value loss on convertible debentures	11	1,899,084	3,631,213
Depreciation expense	8,19	52,058	-
Interest and accretion		32,485	-
Foreign exchange (loss)/gain		(29,987)	2,878
Changes in non-cash working capital
Accounts receivable		135,993	(116,712)
Prepaid expenses		154,983	(177,930)
Accounts payable and accrued liabilities		(117,326)	30,075
		$(1,776,279)	$(845,136)

Cash flows used in investing activities
Additions to exploration and evaluation assets	9,19	(3,076,073)	(2,633,757)
Acquisition of exploration and evaluation assets	9,19	(283,873)	(1,843)
Additions to equipment	8	(22,674)	-
		$(3,382,620)	$(2,635,600)

Cash flows from financing activities
Shares issued	15	$23,000,000	$-
Share issuance cost	15	(1,702,444)	-
Shares issued for warrant exercise	15	3,627,474	-
Shares issued for option exercise	15	2,036,311	186,700
Lease liability payments	12	(39,000)	-
		$26,922,341	$186,700
Effects of exchange rate changes on cash		32,171	(2,719)
Change in cash		$21,795,613	$(3,296,755)
Cash, beginning of period		37,033,250	19,912,788
Cash, end of period		$58,828,863	$16,616,033

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

1.	REPORTING ENTITY

IsoEnergy Ltd. (“IsoEnergy”, or the “Company”) is engaged in the acquisition, exploration and development of uranium properties in Canada, the United States of America, Australia and Argentina. The Company’s registered and records office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8. The Company’s common shares are listed on the TSX Venture Exchange (the “TSXV”).

The Company holds its mineral interests directly or indirectly through the following wholly owned subsidiaries, all acquired through the merger with Consolidated Uranium Inc. (“Consolidated Uranium”) on December 5, 2023 (Note 6):

•	Consolidated Uranium Inc. (Ontario, Canada)

•	ICU Australia Pty Ltd. (Australia)

•	Management X Pty Ltd. (Australia)

•	CUR Australia Pty Ltd. (Australia)

•	2847312 Ontario Inc. (Ontario, Canada)

•	12942534 Canada Ltd. (Canada)

•	Virginia Uranium Inc. (Virginia, United States)

•	CUR Sage Plain Uranium, LLC (Utah, United States)

•	CUR Henry Mountains Uranium, LLC (Utah, United States)

•	White Canyon Uranium, LLC (Utah, United States)

As of March 31, 2024, NexGen Energy Ltd (“NexGen”) holds 32.9% of IsoEnergy’s outstanding common shares.

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at March 31, 2024, the Company had accumulated losses of $65,140,133 and working capital of $75,896,567 (working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities). The Company depends on external financing for its operational expenses.

The business of exploring for and mining of minerals involves a high degree of risk. As an exploration company, IsoEnergy is subject to risks and challenges similar to companies at a comparable stage. These risks include, but are not limited to, negative operating cash flow and dependence on third party financing; the uncertainty of additional financing; the Company’s limited operating history; the lack of known mineral reserves; the influence of a large shareholder; alternate sources of energy and uranium prices; aboriginal title and consultation issues; risks related to exploration activities generally; reliance upon key management and other personnel; title to properties; uninsurable risks; conflicts of interest; permits and licenses; environmental and other regulatory requirements; political regulatory risks; competition; and the volatility of share prices.

These consolidated financial statements have been prepared using IFRS Accounting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

The underlying value of IsoEnergy’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral resources or reserves and is subject to, but not limited to, the risks and challenges identified above.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

3.	BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements as at and for the three months ended March 31, 2024 and 2023, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. They do not include all of the information required by IFRS for annual financial statements and should be read in conjunction with the audited consolidated annual financial statements for the year ended and as at December 31, 2023.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. All monetary references expressed in these financial statements are references to Canadian dollar amounts (“$”), unless otherwise noted. These financial statements are presented in Canadian dollars.

These consolidated financial statements of the Company consolidate the accounts of the Company and its subsidiaries. All material intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Information about significant areas of judgement and estimation uncertainty considered by management in preparing the financial statements are set out in Note 4 to the annual financial statements for the year ended December 31, 2023 and have been consistently followed in preparation of these condensed consolidated interim financial statements.

5.	MATERIAL ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 5 to the annual financial statements for the year ended December 31, 2023 and have been consistently followed in the preparation of these condensed consolidated interim financial statements, except as described below.

Adoption of amendments to IAS 1 – Classification of liabilities as current or non-current

The Company has adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants – Amendments to IAS 1, as issued in 2020 and 2022. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The amendments clarify certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting period. This resulted in a change of accounting policy for the classification of liabilities that can be settled in the Company’s common shares. Previously, the Company did not take the conversion options of the counterparty to the Company’s convertible debentures into account when classifying the convertible debentures as current or non-current.

Under the revised policy, when a liability includes a counterparty conversion option that may be settled in the Company’s common shares, the Company takes into account the conversion option in classifying the liability as current or non-current, except when it is classified as an equity component of a compound instrument. The Company has reclassified its convertible debentures from non-current to current in the comparative period in accordance with the retrospective application of the change in accounting policy.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

6.	TRANSACTIONS

Merger with Consolidated Uranium Inc.

On December 5, 2023, the Company and Consolidated Uranium completed a merger pursuant to a definitive arrangement agreement (the “Arrangement”, or the “Merger”) for a share-for-share exchange whereby the Company acquired all of the issued and outstanding common shares of Consolidated Uranium (the “Consolidated Uranium Shares”) not already held by the Company. Pursuant to the Arrangement, Consolidated Uranium shareholders received 0.5 common shares of the Company for each Consolidated Uranium Share held (the “Exchange Ratio”). In aggregate, the Company issued 52,164,727 common shares under the Arrangement.

The Merger created a globally diversified uranium company by combining the Company’s Hurricane uranium deposit and extensive exploration portfolio in the Athabasca Basin, Saskatchewan with Consolidated Uranium’s historical mineral resource base, near-term producing uranium mines in Utah, and a portfolio of prospective uranium exploration properties in Canada, the United States, Australia and Argentina.

The closing price of the Company’s common shares was $3.92 on the date of issue.

In connection with the Merger, the Company assumed Consolidated Uranium’s obligations pursuant to its outstanding share purchase warrants. As a result, the Company was obligated to issue up to 1,489,731 common shares of the Company, after taking into account the Exchange Ratio, upon the exercise of warrants, expiring between December 30, 2023 and March 4, 2024 with exercise prices between $1.46 and $3.30 per common share of the Company. The Company also issued 3,273,898 replacement stock options in exchange for outstanding Consolidated Uranium stock options, after taking into account the Exchange Ratio, expiring between December 5, 2024 and January 6, 2028 with exercise prices between $0.59 and $5.10 per common share of the Company. All replacement stock options issued were fully vested at the time of issue.

The consideration paid by the Company has been calculated as follows:

Company’s common shares issued for Consolidated Uranium Shares	52,164,727
Company’s closing share price December 5, 2023	$3.92
Total common share consideration	$204,485,730
Assumption of Consolidated Uranium’s warrant obligations	1,550,797
Company stock options exchanged for Consolidated Uranium stock options	5,915,876
Carrying value of Company’s existing shareholding in Consolidated Uranium	1,836,000
Transaction costs	3,218,698
Total consideration	$217,007,101

The estimated fair values of the warrants assumed, and options exchanged were determined using the Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the warrants assumed and options exchanged:

	Warrants	Options
Expected stock price volatility	40.76%	54.08%
Expected life in years	0.2	2.6
Risk free interest rate	4.93%	4.29%
Expected dividend yield	0.00%	0.00%
Company common share price	$3.92	$3.92
Exercise price	$2.97	$3.48
Fair value per	$1.04	$1.81

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

6.	TRANSACTIONS (continued)

The Company has accounted for the Merger as an asset acquisition and the Company allocated the total consideration to the individual assets and liabilities of Consolidated Uranium on December 5, 2023. The allocation of the total consideration was as follows:

Exploration and evaluation assets	$195,245,636
Land, Property and equipment	15,001,899
Marketable securities	7,787,750
Cash	3,651,481
Environmental bonds	2,594,281
Accounts receivable	764,410
Prepaid expenses	331,532
Accounts payable and accrued liabilities	(5,318,213)
Contingent liability	(608,518)
Asset retirement obligation	(1,923,330)
Lease liability	(519,827)
Total net assets acquired	$217,007,101

The Company assumed an obligation of Consolidated Uranium pursuant to the acquisition of the Ben Lomond project in 2022, to make a payment of $1,050,000 to Mega Uranium Inc. if the future monthly average uranium spot price of uranium exceeds US$100 per pound. This contingent liability was fair valued on December 5, 2023 at $608,518 using a Monte Carlo Simulation model and included in accounts payable and accrued liabilities.

The fair value of the contingent liability increased to $771,848 on December 31, 2023 and to $1,050,000 on March 31, 2024 as the uranium spot price exceeded US$100 per pound during the three month period. The assumptions used in the Monte Carlo Simulation model were as follows:

	December 31, 2023	December 5, 2023
Expected uranium price volatility	7.67%	7.72%
Expected life (years)	18.4	18.5
Risk free interest rate	3.44%	3.96%
Credit spread	21.81%	22.22%
Uranium price on valuation date (US$ per pound)	$91.00	$81.45
Contingent payment trigger price (US$ per pound)	$100.00	$100.00

Also included in accounts payable and accrued liabilities is a deferred payment obligation of $1,031,025 due and payable to Energy Fuels Inc. related to Consolidated Uranium’s acquisition of the Tony M, Daneros and RIM mines in Utah.

The results of the Company for the year to December 31, 2023 include the results of Consolidated Uranium from December 5, 2023 to December 31, 2023.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

7.	MARKETABLE SECURITES

The carrying value of marketable securities is based on the estimated fair value of the common shares and warrants, respectively determined using published closing share prices and the Black-Scholes option pricing model. Subscription receipts are valued at cost.

	Subscription Receipts	Common Shares	Warrants	Total
Balance, January 1, 2023	$-	$5,774,617	$-	$5,774,617
Acquired during the period	2,000,000	1,581,137	418,868	4,000,005
Acquired as part of the Merger (Note 6)	-	7,787,750	-	7,787,750
Re-allocated to Consolidated Uranium acquisition cost	-	(1,836,000)	-	(1,836,000)
Change in fair value recorded in Other comprehensive income	-	1,391,042	(81,724)	1,309,318
Balance, December 31, 2023	$2,000,000	$14,698,546	$337,144	$17,035,690
Subscription receipts converted to common shares	(2,000,000)	2,000,000	-	-
Change in fair value recorded in Other comprehensive income	-	4,924,926	(140,940)	4,783,986
Balance, March 31, 2024	$-	$21,623,472	$196,204	$21,819,676

On March 31, 2024, marketable securities consisted of the following securities:

	Common Shares	Warrants
92 Energy Ltd.	10,755,000	-
NexGen	279,791	-
Premier American Uranium Inc.	3,910,424	-
Atha Energy Corp.	3,635,814	791,144

As at March 31, 2024 the Company’s shareholding in 92 Energy Ltd. (“92 Energy”) represented 9.8% of the outstanding capital of 92 Energy.

The Company held 900,000 Consolidated Uranium shares before completing the Merger (Note 6).

On April 5, 2023, the Company subscribed for 5,714,300 subscription receipts (“Latitude Subscription Receipts”) of Latitude Uranium Inc. (“Latitude Uranium”) at a price of $0.35 per Latitude Subscription Receipt for total consideration of $2,000,005. On June 19, 2023, in connection with completion of Latitude Uranium’s acquisition of a 100% interest in the Angilak Uranium Project in Nunavut Territory from ValOre Metals Corp., the Latitude Subscription Receipts were converted into 5,714,300 units of Latitude Uranium, consisting of 5,714,300 common shares of Latitude Uranium and 2,857,150 common share purchase warrants, exercisable at a price of $0.50 at any time on or before April 5, 2026.

Prior to the Merger, on November 27, 2023, Consolidated Uranium completed a transaction pursuant to which it transferred ownership of eight U.S. Department of Energy leases and certain patented claims located in Colorado to Premier American Uranium Inc. (“Premier American Uranium“) in exchange for 7,753,572 common shares of Premier American Uranium. Consolidated Uranium subsequently distributed 3,876,786 common shares of Premier American Uranium to its shareholders (and retained the remainder) and the Company received 33,638 Premier American Uranium common shares pursuant to this distribution prior to the Merger. Premier American Uranium subsequently listed on the TSXV.

Through the Merger, the Company acquired 279,791 shares of NexGen and 3,876,786 shares of Premier American Uranium retained by Consolidated Uranium (Note 6). As at March 31, 2024 the Company’s shareholding in Premier American Uranium represents 24.8% of the outstanding common shares of Premier American Uranium. When taking into account the 12,000 compressed shares of Premier American Uranium issued and outstanding, each of which is convertible into 1,000 Premier American Uranium common shares, the Company has beneficial ownership and control and direction over 14.1% of Premier American Uranium.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

7.	MARKETABLE SECURITES (continued)

On December 28, 2023, the Company subscribed to 2,000,000 subscription receipts of Atha Energy Corp. (“Atha Energy”) (the “Atha Subscription Receipts”) at a price of $1.00 per Atha Subscription Receipt. Each Atha Subscription Receipt entitled the Company to receive one common share of Atha Energy upon the satisfaction of certain escrow release conditions, including the receipt of all necessary approvals relating to Atha Energy’s proposed acquisition of Latitude Uranium announced on December 7, 2023.

On March 8. 2024, in connection with completion of Atha Energy’s acquisition of Latitude Uranium., the Atha Subscription Receipts were converted into 2,000,000 shares of Atha Energy and the Company’s 5,907,600 shares of Latitude Uranium were exchanged for 1,635,814 shares of Atha Energy. The 2,857,150 Latitude Uranium warrants can now be exercised to acquire 791,144 Atha Energy shares at a price per Atha Energy share of $1.8058.

On April 19, 2024, subsequent to the end of the reporting period, Atha Energy completed the acquisition of 92 Energy and the Company’s 10,755,000 92 Energy shares were exchanged for 6,274,467 Atha Energy shares.

The following assumptions were used to estimate the fair value of the Latitude Uranium warrants on December 31, 2023 and Atha Energy warrants on March 31, 2024:

	March 31, 2024	December 31, 2023
Expected stock price volatility	90.85%	114.23%
Expected life of warrants (years)	2.0	2.3
Risk free interest rate	4.20%	3.67%
Expected dividend yield	0%	0%
Atha Energy / Latitude Uranium share price	$0.82	$0.25
Exercise price	$1.81	$0.50
Fair value per warrant	$0.25	$0.12

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

8.	PROPERTY AND EQUIPMENT

The following is a summary of the carrying values of property and equipment:

	Land and buildings	Vehicles and equipment	Right-of-use asset	Leasehold improvements	Furniture	Total
Cost
Balance, January 1, 2023	$-	$106,704	$-	$-	$-	$106,704
Acquired as part of the Merger	12,554,433	1,795,868	497,263	125,848	28,487	15,001,899
Foreign exchange movement	(326,365)	(42,416)	-	-	-	(368,781)
Balance, December 31, 2023	$12,228,068	$1,860,156	$497,263	$125,848	$28,487	$14,739,822
Additions	-	22,674	-	-	-	22,674
Foreign exchange movement	299,554	38,930	-	-	-	338,484
Balance, March 31, 2024	$12,527,622	$1,921,760	$497,263	$125,848	$28,487	$15,100,980

Accumulated depreciation
Balance, January 1, 2023	$-	$57,777	$-	$-	$-	$57,777
Depreciation	-	32,214	8,553	2,161	489	43,417
Balance, December 31, 2023	$-	$89,991	$8,553	$2,161	$489	$101,194
Depreciation	-	14,865	30,593	7,730	1,750	54,938
Balance, March 31, 2024	$-	$104,856	$39,146	$9,891	$2,239	$156,132

Net book value:
Balance, December 31, 2023	$12,228,068	$1,770,165	$488,710	$123,687	$27,998	$14,638,628
Balance, March 31, 2024	$12,527,622	$1,816,904	$458,117	$115,957	$26,248	$14,944,848

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

9.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of the carrying value of the acquisition costs and expenditures on the Company’s exploration and evaluation assets:

	Note	March 31, 2024	December 31, 2023
Acquisition costs:
Acquisition costs, opening		$227,424,953	$35,290,505
Additions	9(a)	562,025	167,988
Acquired as part of the Merger	6	-	195,245,636
Dispositions and derecognition	9(b)	-	(18,985)
Foreign exchange movement		2,759,556	(3,260,191)
Acquisition costs, closing		$230,746,534	$227,424,953

Exploration and evaluation costs:
Exploration costs, opening		$47,331,384	$35,875,125
Additions:
Drilling		2,016,108	4,305,836
Camp costs		832,629	1,501,728
Geological and geophysical		568,531	2,816,357
Labour and wages		568,341	1,181,557
Claim holding costs		332,496	-
Share-based compensation	15	293,991	1,518,015
Engineering		47,346	118,618
Geochemistry and assays		45,264	130,962
Environmental		19,165	-
Extension of claim refunds		(14,333)	(292,083)
Travel and other		212,318	407,313
Disposal and derecognition of assets	9(b)	-	(232,043)
Foreign exchange movement		1,867	-
Total exploration and evaluation in the period		$4,923,723	$11,456,260
Exploration and evaluation, closing		$52,255,107	$47,331,385
Total costs, closing		$283,001,641	$274,756,338

All claims are subject to minimum expenditure commitments.  The Company expects to incur the minimum expenditures to maintain the claims.

(a)	Additions

In the three months ended March 31, 2024, the fair value of the contingent liability related to the acquisition of the Ben Lomond property (Note 6) increased by $278,152 and the increase in value has been recognized as an increase in the acquisition cost of Ben Lomond. In addition, the Company spent $283,873 to stake claims to the northwest of the Tony M mine during the three months ended March 31, 2024.

In the year ended December 31, 2023, the Company spent $4,658 to stake several property extensions and two new properties, Ward Creek and Ledge, adding approximately 6,281 hectares of mineral tenure in the Eastern Athabasca. The fair value of the contingent liability related to the acquisition of the Ben Lomond property (Note 6) increased by $163,330 between December 5, 2023 and December 31, 2023 and the increase in value has been recognized as an increase in the acquisition cost of Ben Lomond.

(b)	Derecognitions

The Company decided in 2023 to let the claims underlying the Whitewater property lapse and a loss on disposal of $251,028 was recognized on lapsing of the claims.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

10.	ENVIRONMENTAL BONDS AND ASSET RETIREMENT OBLIGATIONS

Environmental bonds have been posted with regulatory authorities in Utah, Unites States and Queensland, Australia to secure asset retirement obligations, as well as the reclamation related to recently reclaimed and future exploration work.

	March 31, 2024	December 31, 2023
Opening balance, start of period	$2,542,047	$-
Acquired as part of the Merger	-	2,594,281
Foreign exchange movement	45,004	(52,234)
Balance, end of period	$2,587,051	$2,542,047

A provision for environmental rehabilitation was assumed during the Merger in respect of the Tony M, Daneros and Rim mineral properties in Utah, United States and the Ben Lomond property in Queensland, Australia. The provision is based on the applicable regulatory body’s estimates of projected reclamation costs. The asset retirement obligation is estimated at an undiscounted amount in current year dollars of $1,934,854 to be incurred when reclamation activities are estimated to commence over a period of 8 to 9 years escalated by expected inflation and discounted using risk-free rates varying from 4.20% to 4.32%.

	March 31, 2024	December 31, 2023
Opening balance, start of period	$1,895,472	$-
Assumed as part of the Merger	-	1,923,330
Accretion	19,890	5,732
Foreign exchange movement	26,712	(33,590)
Balance, end of period	$1,942,074	$1,895,472

11.	CONVERTIBLE DEBENTURES

2020 Debentures

On August 18, 2020, IsoEnergy entered into an agreement with Queen’s Road Capital Investment Ltd. (“QRC”) for a US$6  million private placement of unsecured convertible debentures (the “2020 Debentures”). The 2020 Debentures carry a coupon (“Interest”) of 8.5% per annum, of which 6% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The coupon on the 2020 Debentures can be reduced to 7.5% per annum on the public dissemination by the Company of an economically positive preliminary economic assessment study, at which point the cash component of the Interest will be reduced to 5% per annum. The principal amount of the 2020 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at QRC’s option at a conversion price (the “Conversion Price”) of $0.88 per share, up to a maximum (the “Maximum Conversion Shares”) of 9,206,311 common shares.

The Company received gross proceeds of $7,902,000 (US$6,000,000) on issuance of the 2020 Debentures. In the three months ended March 31, 2024, the Company incurred interest expense of $171,947 (2023: $172,457) on the 2020 Debentures.

2022 Debentures

On December 6, 2022, IsoEnergy entered into an agreement with QRC for a US$4 million private placement of unsecured convertible debentures (the “2022 Debentures” and together with the 2020 Debentures, the “Debentures”). The 2022 Debentures carry Interest at 10% per annum, of which 7.5% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The principal amount of the 2022 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at the holder’s option at a Conversion Price of $4.33 per share, up to 1,464,281 Maximum Conversion Shares.

The Company received gross proceeds of $5,459,600 (US$4,000,000) on issuance of the 2022 Debentures. In the three months ended March 31, 2024, the Company incurred interest expense of $134,860 (2023: $135,260) on the 2022 Debentures.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

11.	CONVERTIBLE DEBENTURES (continued)

General terms of the Debentures

Interest is payable semi-annually on June 30 and December 31, and common shares of the Company issued as partial payment of Interest are, subject to TSXV approval, issuable at a price equal to the 20-day volume-weighted average trading price (“VWAP”) of the Company’s common shares on the TSXV on the twenty days prior to the date such Interest is due.

On the conversion of any portion of the principal amount of the Debentures, if the number of common shares to be issued on such conversion, taking into account all common shares issued in respect of all prior conversions of such Debentures, would result in the common shares to be issued exceeding the Maximum Conversion Shares for such Debentures, on conversion QRC shall be entitled to receive a payment (an “Exchange Rate Fee”) equal to the number of common shares that are not issued as a result of exceeding the Maximum Conversion Shares, multiplied by the 20-day VWAP. IsoEnergy can elect to pay any such Exchange Rate Fee in cash or, subject to the TSXV approval, in common shares of the Company.

The Company will be entitled, on or after the third anniversary of the date of issuance of such Debentures, at any time the 20-day VWAP of the Company’s shares listed on the TSXV exceeds 130% of the applicable Conversion Price, to redeem such Debentures at par plus accrued and unpaid Interest.

Upon completion of a change of control (which also requires in the case of the holders’ right to redeem the Debentures, a change in the Chief Executive Officer of the Company), the holders of the Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to August 18, 2023 for the 2020 Debentures and on or prior to December 6, 2025 for the 2022 Debentures, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board of Directors, the Company may require the holders of the Debentures to convert the Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

The Company revalues the Debentures to fair value at the end of each reporting period with the change in the period related to credit risk recorded in Other Comprehensive Income or Loss (“OCI”) and other changes in fair value in the period recorded in the income or loss for the period.

Three months ended March 31, 2024	2022 Debentures	2020 Debentures	Total
Fair value, start of period	$5,884,208	$31,564,033	$37,448,241
Change in fair value in the period included in profit and loss	(48,383)	1,947,467	1,899,084
Change in fair value in the period included in OCI	28,373	-	28,373
Fair value, end of period	$5,864,198	$33,511,500	$39,375,698

Year ended December 31, 2023	2022 Debentures	2020 Debentures	Total
Fair value, balance, start of period	$5,136,560	$22,269,401	$27,405,961
Change in fair value in the period included in profit and loss	644,999	9,123,832	9,768,831
Change in fair value in the period included in OCI	102,649	170,800	273,449
Fair value, end of period	$5,884,208	$31,564,033	$37,448,241

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

11.	CONVERTIBLE DEBENTURES (continued)

The following assumptions were used to estimate the fair value of the Debentures:

	2022 Debentures		2020 Debentures
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Expected stock price volatility	50.00%	53.00%	50.00%	53.00%
Expected life (years)	3.7	3.9	1.4	1.6
Risk free interest rate	4.05%	3.61%	4.16%	3.44%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Credit spread	21.24%	21.81%	21.24%	21.81%
Underlying share price of the Company	$3.63	$3.69	$3.63	$3.69
Conversion price	$4.33	$4.33	$0.88	$0.88
Exchange rate (C$:US$)	1.3540	1.3243	1.3540	1.3243

12.	LEASE LIABILITIES

The Company assumed an office lease entered into by Consolidated Uranium on January 1, 2023, for lease payments of $13,000 per month until December 31, 2027. The discount rate applied to the lease was 10%. The lease liability assumed during the Merger was $519,827.

	March 31, 2024	December 31, 2023
Opening balance, start of period	$512,566	$-
Assumed as part of the Merger	-	519,827
Interest expense	12,595	3,642
Payments	(39,000)	(10,903)
Balance, March 31, 2024	$486,161	$512,566
Less: Current portion	(112,445)	(109,680)
Long-term lease liability	$373,716	$402,886

13.	COMMITMENTS

Flow-through funding commitments

The Company has raised funds through the issuance of flow-through shares. Based on Canadian tax law, the Company is required to spend this amount on eligible exploration expenditures by December 31 of the year following the year in which the shares were issued.

The premium received for a flow-through share, which is the price received for the share in excess of the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, on a pro rata basis, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense to the extent that deferred income tax assets are available.

The Company issued flow-through shares on December 6, 2022 for proceeds of $5,029,000 (Note 15) and subsequently incurred $5,029,000 in eligible exploration expenditures in the period to December 31, 2023, fulfilling the Company’s obligation to spend the funds raised on eligible exploration expenditures. As the commitment is fully satisfied, the remaining balance of the flow-through premium liability was derecognized in 2023.

The Company also issued flow-through shares on February 9, 2023 for proceeds of $23,000,000 (Note 15) and has incurred $2,522,594 in eligible exploration expenditures in the period to March 31, 2024. As of March 31, 2024, the Company is obligated to spend $20,477,406 on eligible exploration expenditures by December 31, 2025.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

13.	COMMITMENTS (continued)

The flow-through share premium liability is comprised of:

	March 31, 2024	December 31, 2023
Balance, opening	$-	$2,068,785
Liability incurred on flow-through shares issued	3,680,000	-
Settlement of flow-through share liability on expenditures	(403,615)	(2,068,785)
Balance, closing	$3,276,385	$-

Contingent payment obligations

The Company assumed Consolidated Uranium’s obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East projects, if either of the following milestones are met within eight years:

•	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

•	with respect to the Ardmore East project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties

In addition to applicable federal, provincial/state and municipal severance taxes, duties and royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may nor not be payable in future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

14.	INCOME TAXES

Deferred income tax recovery/(expense) for the three months ended March 31 comprises:

	Three months ended March 31
	2024	2023
Deferred income tax expense related to operations	$253,312	$(723,168)
Flow-through renunciation	403,615	1,499,641
Deferred income tax recovery	$656,927	$776,473

In the three months ended March 31, 2024, the Company recognized a deferred tax expense of $729,686 (2023: recovery of $52,542) related to the change in the fair value of the marketable securities recorded in OCI. In the three months ended March 31, 2024, the Company incurred $2,522,594 (2023: $3,565,813) of eligible exploration expenditures in respect of its flow-through share commitments.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

15.	SHARE CAPITAL

Authorized Capital - Unlimited number of common shares with no par value.

Issued

For the three months ended March 31, 2024

(a)	During the three months ended March 31, 2024, the Company issued:

•	740,029 common shares on the exercise of stock options for proceeds of $2,036,311. As a result of the exercises, $1,464,143 was reclassified from reserves to share capital.

•	1,099,232 common shares on the exercise of warrants for proceeds of $3,627,474. As a result of the exercises, $819,407 was reclassified from reserves to share capital.

(b)	On February 9, 2024, the Company issued 3,680,000 flow through common shares at a price of $6.25 per share for gross proceeds of $23,000,000. Share issuance cost was $1,242,784, net of tax of $459,660.

For the year ended December 31, 2023

(a)	During the year ended December 31, 2023, the Company issued:

•	1,862,166 common shares on the exercise of stock options for proceeds of $1,571,805. As a result of the exercises, $1,089,698 was reclassified from reserves to share capital.

•	246,622 common shares on the exercise of warrants for proceeds of $478,244. As a result of the exercises, $490,110 was reclassified from reserves to share capital.

•	102,833 common shares to QRC to settle $334,827 of interest expense on the Debentures (see Note 11).

(b)	On December 5, 2023, the Company issued 52,164,727 common shares at $3.92 per share for a total of $204,485,730 in connection with the Merger (Note 6).

(c)	On December 5, 2023, concurrently with the completion of the Merger, the Company issued 8,134,500 common shares at a price of $4.50 per share for gross proceeds of $36,605,250. This financing was initially closed in escrow on October 19, 2023, with the Company issuing 8,134,500 subscription receipts each entitling the holder to one common share of the Company on the completion of the Merger. Share issuance cost was $732,375, net of tax of $270,878.

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options outstanding on the dates set forth below are summarized as follows:

	Number of options	Weighted average exercise price per share
Outstanding January 1, 2023	10,356,333	$2.75
Granted	4,467,500	3.50
Replacement options granted to Consolidated Uranium option holders	3,273,898	3.48
Cancelled	(280,000)	3.21
Expired	(183,334)	3.99
Exercised	(1,862,166)	0.84
Outstanding December 31, 2023	15,772,231	$3.32
Granted	35,000	$3.68
Expired	(134,999)	3.99
Exercised	(740,029)	2.75
Outstanding, March 31, 2024	14,932,203	$3.34
Number of options exercisable	$11,141,579	$3.30

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

15.	SHARE CAPITAL (continued)

As at March 31, 2024, the Company has stock options outstanding and exercisable as follows:

Range of exercise prices	Number of options	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$0.38 - $2.61	3,045,645	$1.63	2,197,312	$1.26	2.5
$2.62 - $3.11	2,459,119	2.92	1,998,286	2.92	3.0
$3.12 - $3.81	3,193,583	3.45	2,165,250	3.42	3.6
$3.82 - $4.12	2,210,000	3.99	2,210,000	3.99	2.7
$4.13 - $4.54	2,586,648	4.14	1,133,523	4.15	4.3
$4.55 - $5.10	1,437,208	5.00	1,437,208	5.00	2.5
	14,932,203	$3.34	11,141,579	$3.30	3.2

In general, options granted vest 1/3 on the grant date and 1/3 each year thereafter. The replacement options issued to Consolidated Uranium option holders were all vested on the date of issuance.

The Company uses the Black-Scholes option pricing model to calculate the fair value of granted stock options. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates. The following weighted average assumptions were used to estimate the grant date fair values:

	March 31, 2024	December 31, 2023[1]
Expected stock price volatility	64.32%	65.17%
Expected life of options (years)	5.0	5.0
Risk free interest rate	3.60%	3.58%
Expected dividend yield	0%	0%
Weighted average exercise price	$3.68	$3.50
Weighted average fair value per option granted	$2.10	$1.99

Note 1: Excludes the replacement options granted to Consolidated Uranium option holders. Refer Note 6 for the weighted average assumptions used to estimate the fair value of the replacement options.

The Company has share-based compensation related to options that vested or forfeited in the period. Share-based compensation for the three months ended March 31 are as follows:

	March 31, 2024	December 31, 2023
Capitalized to exploration and evaluation assets	$293,991	$1,518,015
Expensed to the statement of loss and comprehensive loss	1,176,529	6,378,269
	$1,470,520	$7,896,284

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

15.	SHARE CAPITAL (continued)

Warrants

The Company assumed Consolidated Uranium’s warrant obligations during the Merger and reserved 1,489,731 common shares for issuance on the exercise of these warrants. Warrant transactions and the number of warrants outstanding on the dates set forth below are summarized as follows:

	Number of underlying shares	Weighted average exercise price per share
Outstanding January 1, 2023	-	$-
Consolidated Uranium warrants assumed	1,489,731	2.97
Expired	(136,500)	2.20
Exercised	(246,622)	1.94
Outstanding December 31, 2023	1,106,609	$3.30
Expired	(7,377)	3.30
Exercised	(1,099,232)	3.30
Outstanding, March 31, 2024	-	$-

The Company uses the Black-Scholes option pricing model to calculate the fair value of warrants. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates. Refer to Note 6 for the weighted average assumptions used to estimate the fair values of the warrant obligations assumed from Consolidated Uranium.

As of March 31, 2024, the Company had no warrants outstanding.

16.	RELATED PARTY TRANSACTIONS

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board of Directors between NexGen and the Company. Certain of the Company’s key management personnel and directors are or were also directors and/or executives of Latitude Uranium, Premier American Uranium and Green Shift Commodities Ltd. (“Green Shift”), which are also related parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and senior corporate executives.

Remuneration attributed to key management personnel is summarized as follows:

Three months ended March 31, 2024	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$499,355	$856,382	$1,355,737
Capitalized to exploration and evaluation assets	28,582	90,518	119,100
	$527,937	$946,900	$1,474,837

Three months ended March 31, 2023	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$204,161	$1,016,863	$1,221,024
Capitalized to exploration and evaluation assets	47,654	243,541	291,195
	$251,815	$1,260,404	$1,512,219

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

16.	RELATED PARTY TRANSACTIONS (continued)

As of March 31, 2024:

•	$395 (2023: $5,671) was included in accounts payable and accrued liabilities owing to related companies and directors and officers; and

•	$60,401 (2023: Nil) due from related companies was included in accounts receivable.

During the three months ended March 31, 2024, the Company:

•	reimbursed NexGen $7,258 (2023: $7,153) for use of NexGen’s office space; and

•	received $8,502 (2023: Nil) from Latitude Uranium and Green Shift for equipment rentals and as reimbursement for office expenses and salaries.

On February 9, 2024, NexGen’s shareholding in the Company was diluted from 33.8% to 33.1% as a result of the issuance of 3,680,000 flow through common shares of the Company pursuant to a private placement (Note 15). NexGen did not participate in this financing.

On December 5, 2023, NexGen’s shareholding in the Company was diluted from 49.3% to 33.6% as a result of the completion of the Merger. NexGen concurrently acquired 3,333,350 of the 8,134,500 common shares of the Company issued pursuant to a private placement to maintain its post-Merger pro-rata interest (Note 15).

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, marketable securities, accounts payable, accrued liabilities, lease liability and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (loss) (Note 11). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss) (Note 7). The marketable securities are Level 1 and Level 2.

Financial instrument risk exposure

As at March 31, 2024, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at March 31, 2024, the Company has cash on deposit with large Canadian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada, Australia and Argentina and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

17.	FINANCIAL INSTRUMENTS (continued)

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at March 31, 2024, the Company had a working capital balance of $75,896,567, including cash of $58,828,863.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of March 31, 2024. The interest on the Debentures is fixed and not subject to market fluctuations.

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar accounts payable and accrued liabilities, the Debentures and Australian dollar denominated marketable securities. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated Debentures. At its respective maturity dates, the principal amounts of the Debentures are due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar-based cash, accounts payable and accrued liabilities, accounts receivable and debt of $1,889,000 that would flow through the consolidated statement of loss and comprehensive income (loss).

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, accounts payable and accrued liabilities, accounts receivable and investment in 92 Energy. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change is the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts payable and accrued liabilities, accounts receivable and marketable securities by $237,322 that would flow through other comprehensive income (loss).

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

18.	SEGMENT INFORMATION

The Company has one operating segment, being the acquisition, exploration and development of uranium properties. The Company’s non-current assets are in four countries: Canada, the United States, Australia and Argentina, with the corporate office in Canada. Geographic disclosure and Company-wide information is as follows.

Three months ended March 31, 2024	Canada	United States	Australia	Argentina	Total
Current assets	$81,498,603	$116,893	$223,833	$93,501	$81,932,830
Property and equipment	766,456	14,093,792	-	84,600	14,944,848
Exploration and evaluation assets	121,503,116	128,884,110	24,734,017	7,880,398	283,001,641
Other non-current assets	-	2,179,598	407,453	-	2,587,051
Total assets	$203,768,175	$145,274,393	$25,365,303	$8,058,499	$382,466,370
Total liabilities	$49,605,302	$1,498,776	$715,610	$15,349	$51,835,037

Year ended December 31, 2023	Canada	United States	Australia	Argentina	Canada
Current assets	$54,870,978	$121,165	$204,483	$64,583	$55,261,209
Property and equipment	821,393	13,734,657	-	82,578	14,638,628
Exploration and evaluation assets	117,493,997	124,891,434	24,828,886	7,542,021	274,756,338
Other non-current assets	-	2,126,562	415,485	-	2,542,047
Total assets	$173,186,368	$140,873,818	$25,448,854	$7,689,182	$347,198,222
Total liabilities	$41,975,945	$1,447,617	$733,368	$20,735	$44,177,665

Three months ended March 31, 2024	Canada	United States	Australia	Argentina	Total
Share-based compensation	$1,176,529	$-	$-	$-	$1,176,529
Administrative salaries, contractor and director fees	1,039,138	19,753	12,146	10,930	1,081,967
Investor relations	206,639	-	-	-	206,639
Office and administrative	166,939	45,247	9,275	23,380	244,841
Professional and consultant fees	490,296	168,576	-	37,056	695,928
Travel	143,792	-	2,272	-	146,064
Public company costs	166,166	-	-	-	166,166
Total general and administrative expenditure	$3,389,499	$233,576	$23,693	$71,366	$3,718,134

Three months ended March 31, 2023	Canada
Share-based compensation	$1,153,807
Administrative salaries, contractor and director fees	300,986
Investor relations	124,054
Office and administrative	35,039
Professional and consultant fees	111,873
Travel	51,957
Public company costs	118,164
Total general and administrative expenditure	$1,895,880

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There was no cash paid for income tax in the three months ended March 31 2024 and 2023.

Non-cash transactions in the three months ended March 31 2024 and 2023 included:

(a)	A non-cash transaction of $293,991 (2023: $207,718) related to share-based payments was included in exploration and evaluation assets (Note 15).

(b)	Additions to exploration and evaluation assets are presented net of a non-cash increase in accounts payable of $1,548,912 (2023: $1,006,527) and depreciation of $2,880 (2023: $3,889) directly related to exploration and evaluation assets.

(c)	Acquisitions of exploration and evaluation assets are presented net of a non-cash increase in contingent payments of $278,152 (2023: Nil)

20.	SUBSEQUENT EVENTS

Ben Lomond contingent payment

On April 29, 2024, the Company issued 125,274 common shares valued at $524,998 and made a cash payment of $525,002 to Mega Uranium Inc. pursuant to the acquisition of the Ben Lomond project in 2022, under which the Company had an obligation to make a payment of $1,050,000 to Mega Uranium Inc. when the monthly average uranium spot price of uranium exceeded US$100 per pound.

Premier American Uranium subscription receipts

On May 7, 2024, the Company subscribed to 335,417 subscription receipts of Premier American Uranium (the “PUR Subscription Receipts”) at a price of $2.45 per PUR Subscription Receipt for total consideration of $821,772. Each PUR Subscription Receipt entitles the Company to receive one unit of Premier American Uranium, comprising one common share and one-half of one common share purchase warrant of Premier American Uranium upon the satisfaction of certain escrow release conditions, including completion of the acquisition by Premier American Uranium of American Future Fuel Corporation as announced on March 20, 2024.